EXHIBIT 12.1

TOYOTA MOTOR CREDIT CORPORATION
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended		Six Months Ended
	September 30,		September 30,
(Dollars in millions)	2011	2010	2011	2010
Consolidated income before provision for income taxes	$730	$434	$1,478	$1,361
Fixed charges:
Interest1	$149	$593	$606	$1,084
Portion of rent expense representative of the interest
factor (deemed to be one-third)	2	2	4	4
Total fixed charges	$151	$595	$610	$1,088

Earnings available for fixed charges	$881	$1,029	$2,088	$2,449
Ratio of earnings to fixed charges	5.83	1.73	3.42	2.25
1 Components of interest expense are discussed under “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, Interest Expense.”